                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No   X
             -----   -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 11, 2002, announcement regarding result of extraordinary general meeting.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         /s/  Scottish Power plc
                                         -----------------------
                                              (Registrant)

Date March 12, 2002                By:   /s/  Alan McCulloch
     --------------------                -----------------------
                                              Alan McCulloch
                                              Assistant Company Secretary
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FOR IMMEDIATE RELEASE

         Contacts:         Andrew Jamieson
                           ScottishPower (Glasgow, Scotland)
                           011-44-141-636-4527
                           - or -
                           Bob Hess
                           ScottishPower (Portland, Oregon)
                           503-813-7234
                           - or -
                           Brian Rafferty
                           Taylor Rafferty
                           212-889-4350

RESULT OF EXTRAORDINARY GENERAL MEETING

GLASGOW -- March 11, 2001 -- ScottishPower (NYSE: SPI) announces that, at the extraordinary general meeting held today at 11:00 a.m (GMT), a resolution approving the amendment of the ScottishPower articles of association and authorizing the directors to do all that is necessary to effect the demerger of THUS Group plc was passed as a special resolution. The result of the poll on the resolution is shown below.

For:                                                 Against:
905,037,046 shares                                   9,723,800 shares
98.94% (of the shares voted)                         1.06% (of the shares voted)

Shareholders should note that the record date and time for the demerger is
5.00 p.m. (GMT) on March 15, 2002 and that the demerger, which remains conditional upon inter alia the THUS open offer becoming unconditional in all respects and the THUS scheme of arrangement becoming effective, is expected to become effective at 4.30 p.m. (GMT) on March 19, 2002.


Notes:
ScottishPower's ADS, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.


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